Ordinary General Meeting and
Extraordinary Meeting of Shareholders
of Sequans Communications
Date:     June 28, 2024
See Voting Instruction On Reverse Side.

Please make your marks like this: x Use pen only

	For	Against	Abstain
Ordinary Matters
1. Approval of the statutory financial statements for the year ended December 31, 2023.
2. Approval of the consolidated financial statements for the year ended December 31, 2023.
3. Allocation of net loss for the year ended December 31, 2023.
4. Related-party agreements.
5. Approval of the compensation plan for non-executive directors.
6. Renewal of Mr. Georges Karam as director.
7. Renewal of Mr. Wes Cummins as director.
8. Renewal of Mr. Zvi Slonimsky as director.
Extraordinary Matters
9. Acknowledgment that equity is less than half of the share capital at December 31, 2023 and decision to continue operations despite such level of equity.
10. Issuance of stock subscription warrants to subscribe up to 2,520,000 ordinary shares
(representing, to date, 630,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’
preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs.
Wesley Cummins, Yves Maitre, Richard Nottenburg, Hubert de Pesquidoux, Dominique
Pitteloud, and Zvi Slonimsky; powers to be granted to the Board of Directors.
11. Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options;
conditions attached to such authorization; powers to be granted to the Board of Directors.
12. Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class.
13. Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors.
14. Setting an overall ceiling of 12,000,000 ordinary shares (representing, to date,
3,000,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 11, 12 and 13 of this general shareholders’ meeting.
15. Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €1,000,000 by issuing shares and/or securities that confer rights to the Company’s equity and/or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders.
16. Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees.
17. Delegation of authority to the Board of Directors to proceed to a reduction of the share capital by way of incorporation of losses into capital, with terms and timing to be decided by the Board of Directors.
18. Delegation of authority to the Board of Directors to proceed to a reduction of the share capital by buying back shares in view of their cancellation, with terms and timing to be decided by the Board of Directors.
19. Powers and formalities

The Board of Directors recommends that you vote “FOR” proposals 1-15 and 17-19 and “AGAINST” proposal 16 reflected in the agenda items listed above.

Authorized Signatures - This section must be
completed for your instructions to be executed.

_____________________ __________________________
Please Sign Here         Please Date Above
_____________________________________ _________________________
Please Sign Here         Please Date Above

Ordinary General Meeting and Extraordinary Meeting
of Shareholders of Sequans Communications
to be held June 28, 2024
For Holders as of May 20, 2024

INTERNET                            TELEPHONE
1-866-858-9176
www.proxypush.com/SQNS
• Use internet to log in.            OR            • Use any touch-tone telephone.
• View Meeting Documents.                        • Have your ADS Voting Card at hand.
• Follow online instructions to cast your vote                • Follow the simple recorded instructions

MAIL

OR
• Mark, sign and date your ADS Voting Card.
• Detach your ADS Voting Card.
• Return your ADS Voting Card in the postage-paid envelope provided

All votes must be received by 12:00 P.M. (Noon) Eastern time on June 24, 2024

PROXY TABULATOR FOR
SEQUANS COMMUNICATIONS
P.O. BOX 8016
CARY, NC 27512-9903

Sequans Communications
Instructions to The Bank of New York Mellon, as Depositary
(All votes must be received by 12:00 P.M. (Noon) Eastern time on June 24, 2024)

The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying the Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business May 20, 2024 at the Ordinary General Meeting and Extraordinary Meeting of the Shareholders to be held on June 28, 2024, and any adjournments thereafter, in respect of the resolutions specified on the reverse side.

NOTE:
1. Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. If no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company.

2. The Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of deposited Shares represented by that amount of American Depositary Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of deposited Shares as to that matter.

(Continued and to be marked, dated and signed, on the other side